Exhibit 99.2
     The audited consolidated balance sheets of the Registrant as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the year ended December 31, 2006, December 31, 2005, and December 31, 2004, and for the period from inception (June 17, 1993) to December 31, 2006, together with the auditors’ report thereon.

Consolidated Financial Statements of
NEUROCHEM INC.
(a development stage company)
Years ended December 31, 2006, 2005 and 2004 and period from inception
(June 17, 1993) to December 31, 2006

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Montréal Québec H3A 03A
AUDITORS’ REPORT TO THE SHAREHOLDERS
We have audited the consolidated balance sheets of Neurochem Inc. as at December 31, 2006 and 2005 and the consolidated statements of operations, deficit and cash flows for the years ended December 31, 2006, 2005 and 2004, and for the period from inception (June 17, 1993) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 and for the period from inception (June 17, 1993) to December 31, 2006, in accordance with Canadian generally accepted accounting principles.
Chartered Accountants
Montreal, Quebec, Canada
February 9, 2007 (except as to note 23, which is as of February 15, 2007)
KPMG LLP, a Canadian limited liability partnership is the Canadian member firm of KPMG International, a Swiss cooperative.

NEUROCHEM INC.
Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006

NEUROCHEM INC.
Consolidated Balance Sheets
December 31, 2006 and 2005
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

	December 31,	December 31,	December 31,
	2006	2006	2005
	(U.S.$-	(Cdn$)	(Cdn$)
	note 2 (k))
Assets

Current assets:
Cash and cash equivalents	$12,158	$14,168	$7,382
Marketable securities	36,600	42,653	63,709
Restricted cash (note 15 (d))	6,000	6,992	6,995
Sales taxes and other receivables	1,043	1,216	728
Research tax credits receivable	928	1,082	2,404
Prepaid expenses	2,489	2,901	3,171

	59,218	69,012	84,389

Restricted cash (note 15 (d))	549	640	640
Deferred financing fees (note 7)	1,535	1,789	—
Long-term prepaid expenses	789	919	1,355
Long-term investment (note 3 (b))	319	372	235
Property and equipment (note 5)	3,912	4,559	4,911
Patents (note 6)	5,080	5,920	5,416

	$71,402	$83,211	$96,946

Liabilities and Shareholders’ (Deficiency) Equity

Current liabilities:
Accounts payable	$3,753	$4,374	$5,016
Accrued liabilities	9,834	11,461	8,551
Deferred revenue (note 4)	7,568	8,819	2,429
Deferred gain on sale of property (note 5)	1,222	1,424	1,424

	22,377	26,078	17,420

Deferred revenue (note 4)	—	—	8,779
Deferred gain on sale of property (note 5)	15,732	18,334	19,759
Long-term accrued liabilities (note 10)	635	740	207
Convertible notes (note 7)	33,650	39,214	—

	72,394	84,366	46,165

Non-controlling interest	725	845	509

Shareholders’ (deficiency) equity:
Share capital (note 11)	232,479	270,923	260,968
Equity portion of convertible notes (note 7)	8,358	9,740	—
Additional paid-in capital (notes 3 (a) and 11 (b))	11,967	13,946	10,052
Deficit	(254,521)	(296,609)	(220,748)

	(1,717)	(2,000)	50,272

Commitments and contingencies (note 15)
Subsequent event (note 23)

	$71,402	$83,211	$96,946

See accompanying notes to consolidated financial statements.
On behalf of the Board of Directors by:

(Signed) Graeme K. Rutledge	(Signed) Colin Bier
Director	Director

NEUROCHEM INC.
Consolidated Statements of Operations
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations
	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Revenues:
Collaboration agreement (note 4)	$2,050	$2,389	$3,384	$132	$5,905
Reimbursable costs	693	808	1,057	195	2,060
Research contracts	—	—	—	—	9,216
License fees	—	—	—	—	1,106

	2,743	3,197	4,441	327	18,287

Expenses (income):
Research and development	50,305	58,624	50,495	30,957	216,845
Research tax credits and grants	(1,847)	(2,153)	(4,393)	(1,799)	(26,451)
Other research and development charges	1,096	1,277	—	—	1,277

	49,554	57,748	46,10	2 29,158	191,671
General and administrative	11,198	13,050	22,212	17,953	82,771
Arbitral award (note 12)	1,793	2,089	—	—	2,089
Reimbursable costs	693	808	1,057	195	2,060
Stock-based compensation (note 13)	3,474	4,048	4,795	4,038	12,881
Special charges (note 14)	—	—	—	1,676	1,676
Depreciation of property and equipment	1,098	1,280	2,028	1,801	8,701
Amortization and patent cost write-off	415	484	1,161	245	2,639
Interest and bank charges	130	151	462	277	1,798

	68,355	79,658	77,817	55,343	306,286

Net loss before undernoted items	(65,612)	(76,461)	(73,376)	(55,016)	(287,999)

Investment income and other:
Interest income	2,022	2,356	2,082	1,030	10,952
Accretion expense (notes 7 and 14)	(544)	(634)	—	—	(634)
Foreign exchange (loss) gain	(273)	(318)	187	1,298	(332)
Gain on technology transfer	—	—	—	—	3,484
Other income	1,312	1,529	935	289	2,892
Share of loss in a company subject to significant influence (note 3 (b))	(2,375)	(2,768)	(3,124)	—	(5,892)
Non-controlling interest (note 3 (b))	780	909	930	—	1,839

	922	1,074	1,010	2,617	12,309

Net loss before income taxes	(64,690)	(75,387)	(72,366)	(52,399)	(275,690)

Income taxes (note 17):
Quebec credit for losses	—	—	—	r—	700
Net loss	$(64,690)	$(75,387)	$(72,366)	$(52,399)	$(274,990)

Net loss per share (note 18):
Basic and diluted	$(1.67)	$(1.95)	$(2.06)	$(1.74)

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Deficit
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations
	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Deficit, beginning of period:
As previously reported	$(189,424)	$(220,748)	$(140,926)	$(86,365)	$—
Adjustment to reflect change in accounting policy for stock options (note 3 (a))	—	—	—	(2,162)	(2,162)
Adjustment to reflect change in accounting policy for long-term investment (note 3 (b))	—	—	(2,501)	—	(2,501)

Deficit, beginning of period, as restated	(189,424)	(220,748)	(143,427)	(88,527)	(4,663)

Net loss	(64,690)	(75,387)	(72,366)	(52,399)	(274,990)

Share issue costs (notes 7 and 11)	(407)	(474)	(4,955)	—	(16,956)

Deficit, end of period	$(254,521)	$(296,609)	$(220,748)	$(140,926)	$(296,609)

See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Consolidated Statements of Cash Flows
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations
	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Cash flows from operating activities:
Net loss	$(64,690)	$(75,387)	$(72,366)	$(52,399)	$(274,990)
Adjustments for:
Depreciation, amortization and patent cost write-off	1,513	1,764	3,189	2,046	11,340
Unrealized foreign exchange loss	1,347	1,570	1,757	263	5,495
Stock-based compensation	3,474	4,048	4,795	4,038	12,881
Share of loss in a company subject to significant influence	2,375	2,768	3,124	—	5,892
Non-controlling interest	(780)	(909)	(930)	—	(1,839)
Amortization of deferred financing fees	46	53	—	—	53
Write-off of leasehold improvements and other property and equipment	—	—	—	1,189	1,189
Provision for lease exit obligations	—	—	—	487	487
Accretion expense	544	634	6	19	659
Amortization of gain on sale leaseback	(1,223)	(1,425)	(175)	—	(1,600)
Gain on technology transfer	—	—	—	—	(3,484)
Shares issued for services	—	—	—	—	41
Changes in operating assets and liabilities:
Restricted cash	—	—	(7,898)	—	(7,898)
Amount receivable under collaboration agreement	—	—	14,443	(14,443)	—
Sales taxes and other receivables	(418)	(488)	54	(61)	(1,216)
Research tax credits receivable	1,135	1,322	(1,055)	762	(1,082)
Prepaid expenses	232	270	569	(2,165)	(3,222)
Long-term prepaid expenses	374	436	6	(1,135)	(693)
Deferred revenue	(2,050)	(2,389)	(3,384)	14,592	8,819
Accounts payable and accrued liabilities	3,203	3,733	2,613	3,771	16,155

	(54,918)	(64,000)	(55,252)	(43,036)	(233,013)

Cash flows from financing activities:
Proceeds from issue of share capital	8,410	9,801	84,605	1,490	269,784
Share issue costs	(407)	(474)	(4,955)	—	(16,956)
Proceeds from convertible notes	40,809	47,557	—	—	47,557
Deferred financing fees	(1,580)	(1,842)	—	—	(1,842)
Proceeds from sale-leaseback	—	—	32,000	—	34,168
Repayment of obligations under capital lease	—	—	(416)	(425)	(3,162)
Proceeds from long-term debt	—	—	—	10,500	10,500
Repayment of long-term debt	—	—	(10,136)	(364)	(10,500)

	47,232	55,042	101,098	11,201	329,549

NEUROCHEM INC.
Consolidated Statements of Cash Flows, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, unless otherwise noted)
(in accordance with Canadian GAAP)

					Cumulative
	Year ended		Year ended	Year ended	since
	December 31,		December 31,	December 31,	inception of
	2006	2006	2005	2004	operations
	(U.S.$-	(Cdn$)	(Cdn$)	(Cdn$)	(Cdn$)
	note 2 (k))
Cash flows from investing activities:
Additions to property and equipment	(779)	(908)	(1,364)	(14,750)	(24,218)
Additions to patents	(1,670)	(1,946)	(1,138)	(1,599)	(8,880)
Additions to long-term investment	(1,424)	(1,660)	—	—	(2,251)
Proceeds from (investment in) marketable securities	18,068	21,056	(41,743)	40,759	(42,653)
Proceeds from disposal of property and equipment	—	—	68	26	94

	14,195	16,542	(44,177)	24,436	(77,908)

Net increase (decrease) in cash and cash equivalents	6,509	7,584	1,669	(7,399)	18,628

Cash and cash equivalents, beginning of period	6,334	7,382	7,207	14,869	—

Effect of unrealized foreign exchange on cash and cash equivalents	(685)	(798)	(1,494)	(263)	(4,460)

Cash and cash equivalents, end of period	$12,158	$14,168	$7,382	$7,207	$14,168

Supplemental disclosures to cash flow statements (note 19)
See accompanying notes to consolidated financial statements.

NEUROCHEM INC.
Notes to Consolidated Financial Statements
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
1.	Organization and business activities:

Neurochem Inc. (the Company or Neurochem) is a biopharmaceutical company focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. The Company’s pipeline of innovative, oral product candidates primarily targets neurological disorders.

Since inception, the business activities of the Company have been devoted principally to the development of the Company’s core technology platform, amyloid inhibitors, which focus on chemical compounds that could have the potential to inhibit the formation, deposition and toxicity of amyloid fibrils which are implicated or believed to be the underlying causes of certain diseases. The diseases currently targeted by the Company include amyloid A (AA) amyloidosis, Alzheimer’s disease and Hemorrhagic Stroke due to Cerebral Amyloid Angiopathy (CAA). The status of the Company’s principal product candidates is as follows:

Disease indication	Product candidate	Stage of development

AA amyloidosis	eprodisate (KIACTA TM)	NDA and MAA application in progress
Alzheimer’s Disease	tramiprosate (ALZHEMED TM)	Phase III clinical trials
Hemorrhagic Stroke due to CAA	tramiprosate (CEREBRIL TM)	Phase IIa clinical trial

Neurochem is considered to be in the development stage, with clinical trials for three of its programs. Since inception, substantially all of the Company’s research and development expenditures, capital expenditures, including costs incurred to secure patents, and all revenues from milestone payments, collaboration agreements and research contracts, relate to the Company’s core technology platform.

In the fiscal period ended June 30, 2003, the Company licensed out intellectual property rights in its type 2 diabetes program to Innodia Inc. (Innodia). Innodia is a private development stage company engaged in developing novel drugs for the treatment of type 2 diabetes and underlying diseases.

2.	Significant accounting policies:

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP).
(a)	Principles of consolidation:

The consolidated financial statements include the accounts of Neurochem Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers all investments with maturities of three months or less at inception, that are highly liquid and readily convertible into cash, to be cash equivalents.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share date, unless otherwise noted)
2.	Significant accounting policies (continued):
(c)	Marketable securities:

Marketable securities are investments with maturities greater than three months and less than a year, and consist principally of commercial paper. Interest bearing financial assets are intended to be held to maturity and are carried at amortized cost. Interest is recognized on an effective yield basis. These investments are written down to their estimated fair market value when this amount is less than amortized cost, unless the Company has reason to believe it will be able to recover the carrying amount. Estimated fair market value is based on quoted market prices.

(d)	Property and equipment:

Property and equipment are stated at cost. Equipment under capital leases is stated at the present value of minimum lease payments. Depreciation is provided at the following annual rates:

Asset	Basis	Rate/period

Building (to November 2005)	Straight-line	20 years
Research equipment	Declining balance	20%
Office equipment	Declining balance	20%
Computer hardware	Declining balance	30%
Computer software	Straight-line	1-2 years
Equipment under capital leases	Declining balance	20-30%

(e)	Patents:

The capitalized amount with respect to patents relates to direct costs incurred in connection with securing and maintaining the patents. Patents are stated at cost and are amortized using the straight-line method over the remaining life of the patent.

(f)	Impairment and disposal of long-lived assets:

Long-lived assets, including property and equipment and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, an impairment charge is recognized for the difference between the carrying amount and the recoverable value. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or the recoverable value less selling costs, and would no longer be depreciated. The assets and liabilities of a disposed group classified as held-for-sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
2.	Significant accounting policies (continued):
(g)	Revenue recognition:

Revenue from collaboration agreements that includes multiple elements is considered to be a revenue arrangement with multiple deliverables. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values. Payments received under the collaboration agreement may include upfront payments, regulatory and sales-based milestone payments for specific achievements as well as distribution fees. Upfront and regulatory milestone payments, which require the Company’s ongoing involvement, are deferred and amortized into income on a straight-line basis over the estimated period of service. Sales-based milestone payments, for which the Company has no future involvement or obligations to perform related to that specified element of the arrangement, are recognized into income upon the achievement of the specified milestones. Distribution fees are recognized when the amount is determinable and collection is reasonably assured.

License fees are recorded when conditions and events under the license agreement have been met or occurred, and collectibility is reasonably assured.

Reimbursable costs incurred in connection with the Company’s collaboration agreement with Centocor, Inc. are included in total revenues and expenses.

Interest income is recognized as earned.

(h)	Research and development:

Research expenditures are expensed as incurred and include a reasonable allocation of overhead expenses. Development expenditures are deferred when they meet the criteria for capitalization in accordance with Canadian GAAP, and the future benefits could be regarded as being reasonably certain. At December 31, 2006 and 2005, no development costs were deferred.

(i)	Government assistance:

Government assistance, consisting of grants and research tax credits, is recorded as a reduction of the related expense or the cost of the asset acquired. Grants are recorded when there is reasonable assurance that the Company has complied with the terms and conditions of the approved grant program. Research tax credits are recorded when there is reasonable assurance of their recovery.

(j)	Foreign exchange:

Monetary assets and liabilities denominated in foreign currencies are translated at year-end exchange rates. Non-monetary assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Income and expenses denominated in foreign currencies are translated at exchange rates in effect at the transaction date. Translation gains and losses are included in income.

Neurochem Inc’s foreign subsidiaries are considered to be integrated foreign operations and their accounts have been translated using the temporal method with translation gains and losses included in the consolidated statements of operations.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
2.	Significant accounting policies (continued):
(k)	Translation of convenience:

The Company’s functional currency is the Canadian dollar. The Company also presents the consolidated financial statements as at and for the period ended December 31, 2006 in U.S. dollars, using the convenience translation method whereby all Canadian dollar amounts are converted into U.S. dollars at the noon exchange rate quoted by the Bank of Canada as at December 31, 2006, which was $0.8581 U.S. dollar per Canadian dollar. The information in U.S. dollars is presented only for the convenience of some readers and thus has limited usefulness. This translation should not be viewed as a representation that such Canadian dollar amounts actually represent such U.S. dollar amounts or could be or would have been converted into U.S. dollars at the rate indicated.

(l)	Income taxes:

Income taxes are provided for using the liability method. Under this method, differences between the financial reporting bases and the income tax bases of the Company’s assets and liabilities are recorded using the substantively enacted tax rates anticipated to be in effect when the tax differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

(m)	Guarantees:

In the normal course of business, the Company enters into various agreements that may contain features that meet the definition of a guarantee. A guarantee is defined to be a contract (including an indemnity) that contingently requires the Company to make payments to a third party based on (i) changes in an underlying interest rate, foreign exchange rate, equity or commodity instrument, index or other variable that is related to an asset, a liability or an equity security of the guaranteed party, (ii) failure of another party to perform under an obligating agreement, or (iii) failure of another party to pay its indebtedness when due.

A liability is recorded when the Company considers probable that a payment relating to a guarantee has to be made to the other party of the contract or agreement.

(n)	Costs associated with lease exit activities:

Costs associated with lease obligations for leased premises that are no longer being used by the Company are recognized and measured at fair value as of the cease-use date. The face value of the liability at the cease-use date is determined based on the remaining lease rentals, reduced by estimated sublease rentals that could reasonably be obtained for the property, measured using the credit-adjusted risk-free rate.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
2.	Significant accounting policies (continued):
(o)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options and warrants were exercised, and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. The dilutive effect of the convertible notes is reflected in diluted earnings per share by application of the “if-converted” method, if dilutive. Under the if-converted method, convertible notes are assumed to have been converted at the beginning of the period (or at time of issuance, if later) and the resulting common shares are included in the denomination for purposes of calculating diluted earnings per share.

(p)	Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include estimating the useful lives of long-lived assets, including property and equipment and patent costs, estimating accruals for clinical trial expenses, estimating the timing of regulatory approvals for revenue recognition purposes, allocating the proceeds received from issuance of convertible notes between debt and equity components as well as assessing the recoverability of research tax credits and future tax assets. The reported amounts and note disclosures reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from these estimates.
3.	Changes in accounting policies:
(a)	Stock-based compensation:

Effective January 1, 2004, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The new recommendations require entities to account for stock options using the fair value based method, whereby compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. In accordance with one of the transitional options permitted under amended Section 3870, the Company has retroactively applied the fair value based method to all stock options granted on or after July 1, 2002 without restatement of prior periods. The cumulative effect of the change in accounting policy of $2,162 has been recorded as an increase in the opening deficit and additional paid-in capital at January 1, 2004.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
3. Changes in accounting policies (continued):
(a)	Stock-based compensation (continued):

Prior to January 1, 2004, the Company applied the fair value based method of accounting prescribed by the CICA to stock-based payments to non-employees, employee awards that were direct awards of stock or called for settlement in cash or other assets, and to employee stock appreciation rights; the Company applied the settlement method of accounting to employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options or purchase of stock was credited to share capital and no compensation expense was recognized.

(b)	Variable interest entities:

On January 1, 2005, the Company adopted the recommendations of Accounting Guideline 15, Consolidation of Variable Interest Entities (AcG-15), which provides guidance for determining when an enterprise consolidates the assets, liabilities and results of operations of entities that are subject to control on a basis other than ownership of voting interests (a variable interest entity (VIE)). This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual returns, or both. It was determined that the Company’s investment in a holding company that owns Innodia Inc.’s shares (Innodia Holding) meets the criteria for being a VIE and that the Company is the primary beneficiary of Innodia Holding. Innodia Holding’s only activity is the investment in Innodia Inc., which is accounted for using the equity method. The implementation of AcG-15 resulted in the consolidation of the Company’s interest in Innodia Holding starting January 1, 2005. The effect of the implementation of this accounting guideline was to adjust the net carrying value of the long-term investment and the deficit by $2,501 at January 1, 2005. The revised carrying amounts of the long-term investment and non-controlling interest at January 1, 2005 were $3,359 and $1,439, respectively.

In March 2006, the Company invested an additional amount of $1,660 in Innodia Holding in connection with a financing by Innodia Inc. Following the additional investment by the Company and the other Innodia Holding shareholders, the carrying amounts of the long-term investment and non-controlling interest were $2,905 and $1,245, respectively. As at December 31, 2006, the Company’s indirect equity investment in Innodia Inc. is approximately 23% of the issued and outstanding shares.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
4.	Collaboration agreement:

In December 2004, the Company concluded a definitive collaboration and distribution agreement with Centocor, Inc. (Centocor) for eprodisate (KIACTA™), the Company’s most advanced product candidate designed to treat AA Amyloidosis. Under this agreement, Neurochem granted to Centocor, a wholly-owned subsidiary of Johnson & Johnson, Inc., worldwide exclusive distribution rights for eprodisate (KIACTA™), with the exception of Canada, Switzerland, China, Japan, Taiwan and South Korea for which the distribution rights remain with Neurochem. The agreement includes up-front, regulatory and sales-based milestone payments valued up to U.S.$54,000, as well as tiered distribution fees which will be based upon annual sales of eprodisate (KIACTA™) in the applicable territories over the life of the agreement. Neurochem will be responsible for the product approval activities in the United States and in Europe, as well as for global manufacturing activities. Centocor will manage the marketing and sales of eprodisate (KIACTA™) in the applicable territories.

In 2004, the Company recorded a receivable for the upfront payment due from Centocor upon signing of the agreement in the amount of $14,443 (U.S.$12,000). One half of the upfront payment received by the Company is potentially refundable in specified circumstances, with the resolution of these circumstances expected in 2007. All of the deferred revenue at December 31, 2006 and 2005 relates to amounts received under this agreement.

The Company recognized $2,389 of revenue under the agreement in 2006 (2005 — $3,384; 2004 - $132), representing the amortization of the non-refundable upfront payment for the period from signing the agreement, December 21, 2004, over the estimated period through to the anticipated regulatory approval date of the investigational product candidate. The estimated period over which revenue is being recognized is subject to change based on additional information that the Company may receive periodically in respect of its expected date of regulatory approvals.

5.	Property and equipment:

			December 31,
			2006

		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$7,517	$4,215	$3,302
Computer hardware and software	3,284	2,517	767
Office equipment	981	491	490

	$11,782	$7,223	$4,559

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
5.	Property and equipment (continued):

			December 31,
			2005
		Accumulated	Net book
	Cost	depreciation	value

Research equipment	$7,001	$3,421	$3,580
Computer hardware and software	2,905	2,151	754
Office equipment	948	371	577

	$10,854	$5,943	$4,911

Included in “depreciation of property and equipment” in the consolidated statements of operations is depreciation of nil in respect of equipment under capital leases for the year ended December 31, 2006 (2005 — $94 and 2004 — $127).

In 2004, the Company purchased new facilities for a total cash consideration of $10,500, plus $713 of acquisition-related costs. Assets acquired, including acquisition costs, consisted of land in the amount of $1,646, buildings in the amount of $9,476 and equipment of $91. On November 17, 2005, the Company entered into a sale and leaseback transaction for the above mentioned facilities for a sale price of $32,000. The transaction generated a net gain of $21,358. The net gain is deferred and is being amortized over the original term of the lease of 15 years as a reduction of rent expense. The Company accounts for this lease as an operating lease. Rent expense is calculated on a straight-line basis over the original term of the lease. The Company has an option to purchase the property at fair market value beginning on December 1, 2017.

6.	Patents:

	2006	2005

Cost	$7,133	$6,263
Accumulated amortization	1,213	847

	$5,920	$5,416

The remaining weighted average amortization period of patents at December 31, 2006 is 14.3 years (2005 — 15.6 years;
2004 — 15.4 years). The estimated amortization expense for each of the next five years is approximately $500 per annum or $2,500 in the aggregate.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
6.	Patents (continued):

Effective January 1, 1994, the Company entered into an epilepsy license agreement (Epilepsy Agreement), with Parteq Research and Development Innovations (Parteq), the commercialization arm of Queen’s University. Pursuant to the Epilepsy Agreement, the Company was granted the worldwide exclusive license, under certain intellectual property, including patents and patent applications (Epilepsy Patents) belonging to Queen’s University to develop, make, have made, use, sell and have sold certain products. In 2005, the Company provided Parteq with a termination notice for the Epilepsy Agreement, pursuant to which responsibility for, and all rights in, the Epilepsy Patents reverted to Parteq. Accordingly, the Company wrote off the net book value of the Epilepsy Patents in the amount of $853 during the year ended December 31, 2005.

7.	Convertible notes:

On November 9, 2006, the Company entered into a private placement of $47,557 (U.S.$42,085) aggregate principal amount of convertible senior notes (the Notes) due in 2026. The Notes bear interest at a rate of 6% per annum and are payable semi-annually on May 15 and November 15 of each year, beginning on May 15, 2007. The Notes are convertible into Common Shares based on an initial conversion rate of 50.7181 shares per U.S.$1 principal amount of Notes (U.S.$19.72/share) which represents a conversion premium of 20% over the Company’s share price at date of issuance.

The Notes are convertible, at the option of the holder under the following conditions:
(i)	after December 31, 2006, if the closing sale price of the Company’s common shares for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter;

(ii)	during the five consecutive business days immediately after any five consecutive trading day period in which the average trading price per U.S.$1 principal amount of Notes was equal to or less than 97% of the average conversion value of the Notes;

(iii)	if the Company makes certain distributions on its common shares or engages in certain transactions;

(iv)	at any time from, and including October 15, 2009 to November 15, 2009, from October 15, 2011 to November 15, 2011 and at any time on or after November 15, 2021.
On October 15, 2009, the conversion rate of the Notes will be adjusted to an amount equal to a fraction whose numerator is U.S.$1 and whose denominator is the average of the closing sale prices of the common shares during the 20 trading days immediately preceding, and including, the third business day immediately preceding October 15, 2009. However, no such adjustment will be made if the adjustment will reduce the conversion rate. On and after November 15, 2009, the conversion rate will be readjusted back to the conversion rate that was in effect prior to October 15, 2009.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
7.	Convertible notes (continued):

On or after November 15, 2011, the Company may redeem the Notes, in whole or in part, at a redemption price in cash equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest. On November 15, 2011, November 15, 2016 and November 15, 2021, Note holders may require the Company to purchase all or a portion of their Notes at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus any accrued and unpaid interest.

The Company, at its discretion, may elect to settle the principal amount owing upon redemption or conversion in cash, shares or a combination thereof.

In accordance with Canadian GAAP, the Notes are accounted for as a compound financial instrument and are presented in their component parts of debt and equity. The debt component is measured at the issue date as the present value of the cash payments of interest and principal due under the terms at a rate which approximates the estimated interest rate of a similar non-convertible financial instrument with comparable terms and risk. The difference between the value as determined in this manner and the face value of the Notes has been allocated to equity. The debt component is accreted to its face value through a charge to earnings over its term. As at December 31, 2006, the debt component is $39,214 (U.S.$33,650), which includes $628 of accreted interest.

Issue costs incurred in connection with the issuance of the Notes were $2,316 of which $474 pertain to equity and have been classified as share issue costs. Issue costs of $1,842 related to the debt component are presented in “deferred financing fees” and are being amortized over five years, the expected life of the Notes for accounting purposes.

8.	Obligations under capital leases:

Interest expense related to obligations under capital leases for the year ended December 31, 2006 was nil (2005 — $14;
2004 — $45) and is included in “interest and bank charges” in the consolidated statements of operations. Agreements under capital leases terminated as scheduled in November 2005.

9.	Long-term debt:

In July 2004, the Company entered into a revolving decreasing term credit agreement in the amount of $10,500 in order to finance the acquisition of the facilities as described in note 5. The financing was available to the Company in the form of either advances or discounted bankers’ acceptances. Advances bore interest at the bank’s prime rate plus 0.25%, and the bankers’ acceptances bore interest at bankers’ acceptances rate plus stamping fees of 1.25%. Under the terms of the agreement, the maximum authorized credit was reduced by $175 per quarter. The agreement required certain ratios and covenants to be respected. The loan was guaranteed by a first ranking hypothec on the universality of the Company’s movable and immovable property. The agreement was for a term of five years and was to expire on June 30, 2009.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
9.	Long-term debt (continued):

In the second quarter of 2005, the Company renegotiated its revolving decreasing term credit agreement. Under the terms of the amended agreement, the maximum authorized credit was reduced by $100 per quarter from June 2005 to March 2007, by $200 per quarter from June 2007 to March 2008 and by $275 per quarter thereafter until June 2009. Previously, the maximum authorized credit was reduced by $175 per quarter throughout the term.

On November 17, 2005, using proceeds from the sale-leaseback transaction, the Company repaid in its totality the remaining balance of the revolving decreasing term credit, and the first ranking hypothec on the universality of the Company’s movable and immovable property was discharged.

Interest on long-term debt including stamping fees amounted to $342 for the year ended December 31, 2005 (2004 — $174).

10.	Long-term accrued liabilities:

Long-term accrued liabilities consist of:

	2006	2005

Lease exit obligation (note 14)	$83	$105
Deferred rent liability	657	102

	$740	$207

11.	Share capital and additional paid-in capital:
(a)	The authorized share capital of the Company consists of:
•	an unlimited number of voting common shares

•	an unlimited number of non-voting preferred shares, issuable in one or more series
(b)	Issued and outstanding:

The issued and outstanding share capital consists of:

	2006	2005

38,722,022 common shares (December 31, 2005 - 37,421,079 common shares)	$270,923	$260,968

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
11.	Share capital and additional paid-in capital (continued):
(b)	Issued and outstanding (continued):

Changes in the issued and outstanding common shares and additional paid-in capital for the years ended December 31, 2004, 2005 and 2006 were as follows:

			Additional
	Share capital		paid-in
	Number	Dollars	capital

Balance, December 31, 2003	29,775,127	$173,930	$—

Adjustment to reflect change in accounting policy for stock options (note 3 (a))	—	—	2,162

Exercise of stock options:
For cash	545,292	1,490	—
Ascribed value from additional paid-in capital	—	435	(435)

Stock-based compensation	—	—	4,038

Balance, December 31, 2004	30,320,419	175,855	5,765

Issued for cash from public offering (i)	4,000,000	74,495	—

Exercise of warrants (ii)	2,800,000	8,764	—

Exercise of stock options:
For cash	300,660	1,346	—
Ascribed value from additional paid-in capital	—	508	(508)

Stock-based compensation	—	—	4,795

Balance, December 31, 2005	37,421,079	260,968	10,052

Exercise of warrants (iii)	1,200,000	9,372	—

Exercise of stock options:
For cash	100,943	429	—
Ascribed value from additional paid-in capital	—	154	(154)

Stock-based compensation	—	—	4,048

Balance, December 31, 2006	38,722,022	$270,923	$13,946

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
11.	Share capital and additional paid-in capital (continued):
(b)	Issued and outstanding (continued):

December 31, 2005:
(i)	On March 9, 2005, the Company completed a public offering for the issuance and sale of 4 million common shares at a price of $18.62 (U.S.$15.30) per share. The total proceeds of the offering to the Company were $74,495 (U.S.$61,200). Total share issue costs of $4,955 were charged to the deficit.

(ii)	On July 25, 2005, a subsidiary of Picchio Pharma Inc. (Picchio Pharma) exercised a warrant to purchase 2.8 million common shares at a price of $3.13 per share. The total proceeds to the Company were $8,764.
December 31, 2006:
(iii)	On February 16, 2006, Picchio Pharma exercised a warrant to purchase 1.2 million common shares at a price of $7.81. Total proceeds to the Company were $9,372.
(c)	Stock option plan:

Under its stock option plan, the Company may grant options to purchase common shares to employees, directors and consultants of the Company (the Stock Option Plan). The terms, number of common shares covered by each option, as well as the vesting period are determined by the Board of Directors. In general, options vest over periods of up to five years. During the year ended December 31, 2005, the shareholders approved an amendment to the Company’s Stock Option Plan to change the maximum number of shares reserved for issuance from 4,438,767 common shares to 12.50% of the issued and outstanding common shares. The maximum number of common shares which may be optioned in favor of any single individual shall not exceed 5% of the issued and outstanding common shares of the Company. The option price per share is equal to the weighted average trading price of common shares for the five days preceding the date of grant during which the common shares were traded on the Toronto Stock Exchange. In no event may the term of any option exceed ten years from the date of the grant of the option.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
11.	Share capital and additional paid-in capital (continued):
(c)	Stock option plan (continued):

Changes in outstanding options issued under the Stock Option Plan for the years ended December 31, 2004, 2005 and 2006 were as follows:

		Weighted
		average
	Number	exercise price

Options outstanding, December 31, 2003	2,298,526	$7.23
Granted	797,000	25.65
Exercised	(545,292)	2.73
Cancelled or expired	(186,450)	6.90

Options outstanding, December 31, 2004	2,363,784	14.51
Granted	318,500	21.31
Exercised	(300,660)	4.48
Cancelled or expired	(71,666)	13.68

Options outstanding, December 31, 2005	2,309,958	16.78
Granted	402,000	16.53
Exercised	(100,943)	4.25
Cancelled or expired	(33,519)	20.84

Options outstanding, December 31, 2006	2,577,496	$17.17

The following table summarizes information about options outstanding and exercisable at December 31, 2006:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
		average	average		average
		exercise	years to		exercise
Exercise price/share	Number	price	expiration	Number	price

$ 0.36 - $ 0.65	13,500	$0.61	1.3	13,500	$0.61
$ 2.99 - $ 6.79	354,380	4.07	4.4	354,380	4.07
$ 8.11 - $15.35	745,000	10.50	7.2	367,467	8.40
$17.42 - $23.35	642,116	20.22	7.9	262,483	21.62
$25.30 - $33.00	822,500	26.76	7.5	414,208	27.57

	2,577,496	$17.17	7.0	1,412,038	$15.32

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
11.	Share capital and additional paid-in capital (continued):
(d)	Outstanding warrants at December 31, 2006:

Each warrant entitles the holder to purchase a specified number of common shares. Changes in outstanding warrant shares issued in connection with various private placements were as follows:

	Number of	Weighted
	warrant	average
	shares	exercise price

Warrant shares outstanding, December 31, 2004 and 2003	4,000,000	$4.53

Exercised (note 11 (b))	(2,800,000)	3.13

Warrant shares outstanding, December 31, 2005	1,200,000	7.81

Exercised (note 11 (b))	(1,200,000)	7.81

Warrant shares outstanding, December 31, 2006	—	$—

(e)	Agreement to issue shares:

The agreement with the Chief Executive Officer effective December 1, 2004, to issue to him up to 220,000 common shares upon the execution of the agreement and upon achievement of specified performance targets was approved by regulatory authorities and shareholders in 2005. During the year ended December 31, 2006, the Company recorded nil (2005 — $1,441) in stock-based compensation in relation to nil common shares (2005 — 140,000) to be issued to the Chief Executive Officer in connection with his execution and achievement of certain specified targets. The shares will be issued by the Company upon formal notification by the Chief Executive Officer.

(f)	Equity line of credit:

On August 9, 2006, the Company entered into a securities purchase agreement in respect of an equity line of credit facility. The facility has a 24-month term and provides the Company with access to financing of up to U.S.$60,000 in return for the issuance of common shares at a discount of 3.0% to market price at the time of drawdown less a placement fee equal to 2.4% of gross proceeds payable to the placement agent. Under the agreement, the Company is committed to draw down at least U.S.$25,000 over the two-year term of the facility. Drawdown requests are subject to the terms and conditions as specified in the agreement. As of December 31, 2006, the Company had not drawn any funds under the equity line of credit.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
12.	Arbitral award:

In June 2006, the International Chamber of Commerce Court of Arbitration (ICC) issued its Final Award (the Final Award) in the arbitration dispute involving Neurochem and Immtech Pharmaceuticals, Inc., formerly known as Immtech International, Inc. (Immtech). The dispute concerned an agreement entered into between Immtech and Neurochem in April 2002 (the Agreement) under which Neurochem had the right to apply its proprietary anti-amyloid technology to test certain compounds to be provided by Immtech. The ICC denied the majority of Immtech’s claims after an evidentiary hearing before the tribunal convened in accordance with the rules of the ICC (the Tribunal) held in September 2005. In the Final Award, the Tribunal held that Neurochem did not misappropriate any of Immtech’s compounds, information or trade secrets and that Immtech was not entitled to any interest in, or ownership or assignment of, Neurochem’s patent applications.

The Tribunal found that Neurochem had breached certain sections of the Agreement, and Immtech was awarded U.S.$35 in damages, plus interest thereon for a disputed progress payment under the Agreement. Immtech was awarded only a portion of the ICC’s administrative charges and arbitral fees and costs incurred by the Tribunal which had been previously advanced by Immtech, as well as a portion of Immtech’s arbitration-related legal fees. Those charges, fees and costs amounted to approximately U.S.$1,830. Neurochem has made the payments required by the Final Award. In the second quarter of 2006, the Company recorded a charge of $2,089 to account for this decision.

On January 25, 2007, Immtech, the University of North Carolina at Chapel Hill (UNC), and Georgia State University Research Foundation, Inc. (together with UNC, the Universities) filed with the Federal District Court for the Southern District of New York, USA (the Court) a Notice of Voluntary Dismissal bringing to an end the litigation action described herein. The litigation had been stayed since 2004 when the Court ordered Immtech to submit its claims to arbitration as provided for in the underlying agreement between Immtech and Neurochem, leaving the claims of the Universities to be decided after the conclusion of the arbitration. The plaintiffs voluntarily dismissed their complaint against the Company without any payment, license, business agreement, concession or compromise by the Company.

13.	Stock-based compensation:

For the year ended December 31, 2006, the Company recorded total stock-based compensation of $4,048 (2005 — $3,354; 2004 — $4,038), related to stock options granted under the Stock Option Plan after July 1, 2002, in accordance with the change in accounting policy detailed in note 3 (a).

The fair value of the options granted were determined using the following method and assumptions.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
13.	Stock-based compensation (continued):

The fair value of each option granted is estimated on the date of grant using the Black-Scholes pricing model. The weighted average assumptions for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004

Risk-free interest rate	4.18%	3.86%	3.82%
Expected volatility	60%	58%	43%
Expected life in years	7	7	7
Expected dividend yield	nil	nil	nil

The following table summarizes the weighted average grant-date fair value per share for options granted during the years ended December 31, 2006, 2005 and 2004:

		Weighted average
	Number of	grant-date
	options	fair value

Years ended:
December 31, 2006	402,000	$10.46
December 31, 2005	318,500	12.77
December 31, 2004	797,000	12.83

Dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

14.	Special charges:

Special charges consist of:

	2006	2005	2004

Provision for lease exit obligations	$—	$—	$487
Write-off of leasehold improvements and other property and equipment	—	—	1,189

	$—	$—	$1,676

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
14.	Special charges (continued):

The Company had previously entered into lease obligation contracts for space located in the City of Montreal, through February 28, 2011. As a result of the Company’s move to newly acquired facilities during 2004, referred to in note 5, a liability of $896 was recognized in 2004 for the future lease costs of the vacated premises, net of estimated sublease rentals that could reasonably be obtained for the properties. A reconciliation of the beginning and ending liability balances is presented below:

	2006	2005

Initial provision	$126	$289
Payments made	(27)	(169)
Accretion expense	6	6

	105	126

Short-term portion included in accrued liabilities	(22)	(21)

Lease exit provision included in long-term accrued liabilities	$83	$105

15.	Commitments and contingencies:
(a)	Operating leases:

Minimum annual lease payments for the next five years and thereafter under operating leases are as follows:

2007	$2,810
2008	2,867
2009	2,917
2010	2,979
2011	3,066
Thereafter	30,373

$45,012

In addition, the Company is also responsible for operating costs and taxes under the operating leases.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
15.	Commitments and contingencies (continued):
(b)	License agreements and research collaborations:

On February 1, 2006, the Company entered into an assignment agreement with Parteq (Assignment Agreement) which terminated an amyloid license agreement. This amyloid license agreement granted the Company an exclusive worldwide license under certain intellectual property (Amyloid Intellectual Property). Pursuant to the Assignment Agreement, Parteq agreed and assigned the Amyloid Intellectual Property to the Company for consideration, comprising an upfront payment of $200 and various deferred payment amounts, which are approximately equal to the payments provided for in the amyloid license agreement. The Assignment Agreement also provides for annual technology payments, deferred milestone payments and deferred graduated payments based on gross revenues to be generated from commercialized products, which approximate the payments included in the amyloid license agreement.

Under the terms of an agreement with the federal Ministry of Industry (Technology Partnerships Canada Program), as amended in 2005, the Company is committed to pay the federal government royalties equal to 7.24% of certain milestone revenue and 0.724% of end-product sales realized from the commercialization of effective orally-administered therapeutics for the treatment of Alzheimer’s disease until December 31, 2010. After December 31, 2010, the Company may have to continue to pay royalties until such time as the aggregate amount of royalties paid pursuant to the agreement reaches $20,540. Under the agreement, the Company is committed to spend a specified amount on research and development from the date of regulatory approval to December 31, 2014.

The Company is party to research and license agreements under which it has obtained rights to use certain technologies to develop certain product candidates. These agreements impose various milestones, commercialization, sublicensing, royalty and other payment, insurance, indemnification and other obligations and are subject to certain reservations of rights.

The Company is a party to a collaboration agreement with Centocor for eprodisate (KIACTA TM), under which Neurochem is responsible for the regulatory activities in the United States and in Europe up to approval, as well as for global manufacturing activities.

The Company outsources clinical trials in the normal course of business. As at December 31, 2006, the Company’s future obligations with respect to these clinical trial agreements amount to $19,362 (2005 — $22,818).

(c)	Management services agreement:

The payments under a management services agreement with Picchio International Inc. (Picchio International), a company related to a shareholder, director and officer (see note 16 (a)) are $2,289 in 2007.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
15.	Commitments and contingencies (continued):
(d)	Guarantees:

At December 31, 2006, the Company is contingently liable for a letter of guarantee granted in favor of a landlord in the amount of $640 relating to the lease of a building as described in note 5. An equivalent amount of cash has been pledged to the bank and is presented as restricted cash.

In December 2004, the Company obtained a new credit facility in the amount of U.S.$6,000 which was used for the issuance of a letter of guarantee in connection with the collaboration agreement with Centocor referred to in note 4. An equivalent amount of cash has been pledged to the bank and is presented as restricted cash.
16.	Related party transactions:
(a)	Under the terms of a management services agreement entered into in March 2003 and amended in October 2003 and again in December 2004 with Picchio International, the Company recorded a management fee of $2,454 for the year ended December 31, 2006 (2005 — $2,400; 2004 — $1,080). As at December 31, 2006, accrued liabilities include $1,000 due to Picchio International (2005 — $625) for performance-based fees since July 1, 2003, all of which were paid in January 2007.

In 2004, the Company entered into an agreement to issue shares to the Chief Executive Officer. See note 11 (e).

(b)	The Company paid Parteq, a company related to a director, the following amounts in the normal course of operations:

Years ended:
December 31, 2006	$31
December 31, 2005	37
December 31, 2004	10
As indicated in note 6, the Company wrote off certain patents related to non-core technologies that reverted back to Parteq. As indicated in note 15 (b), the Company entered into an agreement with Parteq which terminated an amyloid license agreement and assigned the Amyloid Intellectual Property to the Company.

(c)	For the year ended December 31, 2006, legal fees paid to a firm in which a former director is a partner were nil during his period of service as a director (2005 — nil; 2004 — $332).

(d)	In 2005, the Company entered into a lease agreement with a company in which Picchio Pharma has an equity interest. For the year ended December 31, 2006, sub-lease revenue under the agreement amounted to $959 (2005 — $701). At December 31, 2006, Neurochem had an amount receivable of $22 (2005 — $27) with this company. In addition, Neurochem had amounts receivable of $26 (2005 — $26) from other companies in which Picchio Pharma has an equity interest.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
16.	Related party transactions (continued):
(e)	In March 2006, as disclosed in note 3 (b), the Company invested an additional amount of $1,660 in Innodia Holding, a company in which Picchio Pharma has an equity interest. In addition, during 2006, the Company entered into an amendment agreement with Innodia amending the May 2003 license agreement, which granted Innodia an exclusive worldwide license under certain intellectual property relating to diabetes.
These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
17.	Income taxes:
(a)	Details of the components of income taxes are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Loss before income taxes:
Canadian operations	$(13,938)	$(15,390)	$(10,935)
Foreign operations	(61,449)	(56,976)	(41,464)

	(75,387)	(72,366)	(52,399)

Basic income tax rate	32.02%	31.02%	31.02%

Computed income tax recovery	(24,139)	(22,448)	(16,254)

Adjustments in income taxes resulting from:
Non-recognition of losses and other deductions	2,952	14,763	7,379
Difference in tax rate of a foreign subsidiary	17,499	10,629	8,262
Non-deductible stock option expense	1,257	1,446	1,251
Non-taxable portion of gain on sale of property	—	(3,220)	—
Permanent differences and other	(7)	(1,170)	(638)
Impact of future changes in enacted rates:
(Increase) decrease in future tax asset	(66)	9,278	—
Increase (decrease) in valuation allowance	2,504	(9,278)	—

	$—	$—	$—

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
17.	Income taxes (continued):
(b)	Net future tax assets:

The future tax assets and liabilities at December 31, 2006 and 2005 are as follows:

	2006	2005

Future tax assets:
Patent costs	$9,124	$8,953
Unclaimed scientific research and experimental development expenditures for tax purposes	15,760	13,672
Deferred gain on sale of property	6,105	7,206
Share issue costs	1,682	2,560
Net operating losses of a foreign subsidiary	5,886	3,684
Long-term investment	1,416	1,186
Convertible notes	262	—
Other	281	125

	40,516	37,386

Less: valuation allowance	(39,383)	(36,209)

	1,133	1,177

Future tax liabilities:
Property and equipment	(1,036)	(1,177)
Deferred financing fees	(97)	—

Net future tax assets	$—	$—

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and/or tax planning strategies. Since the Company is a development stage enterprise, the generation of future taxable income is dependent on the successful commercialization of its products and technologies.

(c)	The Company has the following unclaimed deductions available to reduce future taxable income in Canada:

	Federal	Quebec

Research expenditure pool (no expiry)	$64,122	$30,056

The Company also has approximately $13,565 in federal research investment tax credits that can be used to reduce future federal taxes payable and which expire as follows:

2013	$1,263
2014	5,804
2015	4,109
2026	2,389

$13,565

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
17.	Income taxes (continued):
(d)	The Company has non-capital losses carried forward in a foreign subsidiary which are available to reduce future years’ taxable income. These expire as follows:

2011	$54,776
2012	56,856
2013	65,102

$176,734

18.	Loss per share:

The reconciliation between basic and diluted loss per share is as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Basic weighted average number of common shares outstanding	38,654,063	35,104,342	30,156,194

Basic net loss per share	$(1.95)	$(2.06)	$(1.74)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Diluted:
Basic weighted average number of common shares outstanding	38,654,063	35,104,342	30,156,194
Plus impact of stock options and warrants (1)	77,779	1,381,629	4,389,005
Plus impact of Notes	2,134,471	—	—

Diluted common shares	40,866,313	36,485,971	34,545,199

Diluted net loss per share (1)	$(1.95)	$(2.06)	$(1.74)

(1)	The impact of stock options, warrants and Notes is anti-dilutive because the Company incurred losses in 2006, 2005 and 2004. All outstanding options, warrants and Notes included in this computation could potentially be dilutive in the future. At December 31, 2006, 1,025,500 (2005 — 1,294,200) options were not considered in the computation of the diluted weighted average number of shares outstanding, since the exercise price of these options was higher than the average market price.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
19.	Statements of cash flows — supplementary disclosure:
(a)	Cash and cash equivalents:

Cash and cash equivalents consist of cash balances with banks and short-term investments:

	2006	2005

Cash balances with banks	$2,370	$1,919
Short-term investments (yielding interest between 4.32% to 5.31% (December 31, 2005: 3.15% to 4.27%))	11,798	5,463

	$14,168	$7,382

(b)	Interest and income taxes:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Cash paid in the year for:
Interest	$—	$257	$151

(c)	Non-cash transactions:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2006	2005	2004

Additions to property and equipment and patents included in accounts payable and accrued liabilities at year-end	$387	$1,325	$916

20.	Segment disclosures:
(a)	Business segment:

The Company operates in one business segment, namely the development and commercialization of innovative therapeutics, principally for neurological disorders. The Company’s operations are conducted principally in Canada and Europe.

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
20.	Segment disclosures (continued):
(b)	Property and equipment and intangible assets (patents) by geographic area are as follows:

	2006	2005

Canada	$4,476	$4,800
Europe	6,003	5,527

	$10,479	$10,327

(c)	Major customers:

All revenues recognized in 2006, 2005 and 2004 were derived from one customer under the collaboration agreement referred to in note 4.
21.	Financial instruments:
(a)	Fair value disclosure:

Fair value estimates are made as of a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

The Company has determined that the carrying value of its short-term financial assets and liabilities, including cash and cash equivalents, restricted cash, sales taxes and other receivables, research tax credits receivable, as well as accounts payable and accrued liabilities, approximates their fair value because of the relatively short periods to maturity of these instruments. At December 31, 2006, the fair values of long-term financial liabilities were as follows:

		2006		2005
	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Long-term accrued liabilities	$740	$740	$207	$207
Convertible notes	39,214	39,214	—	—

Marketable securities are comprised of fixed income instruments with a high credit rating (not less than R1 mid rating). As at December 31, 2006, the weighted average effective interest rate of the marketable securities is approximately 5.02% (2005 — 3.16%). The fair market value of the marketable securities amounts to $42,652 as at December 31, 2006
(2005 — $63,686).

NEUROCHEM INC.
Notes to Consolidated Financial Statements, Continued
Years ended December 31, 2006, 2005 and 2004 and period from inception (June 17, 1993) to December 31, 2006
(in thousands of Canadian dollars, except per share data, unless otherwise noted)
21.	Financial instruments (continued):
(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors the credit risk exposure and takes steps to mitigate the likelihood of these exposures from resulting in actual loss.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of marketable securities. The Company has investment policies that are designed to provide for the safety and preservation of principal, the Company’s liquidity needs and yields that are appropriate. Authorized investments include bankers’ acceptances, bearer deposit notes, corporate and government bonds, certificates of deposit, commercial paper and treasury bills, and shall not exceed 10% per issuer, subject to certain exceptions.

(c)	Foreign currency risk management:

A substantial portion of the Company’s revenues, as well as expenses, are denominated in U.S. dollars. This results in financial risk due to fluctuations in the value of the Canadian dollar relative to the U.S. dollar. The Company does not use derivative financial instruments to reduce its foreign exchange exposure. Fluctuations in foreign exchange rates could cause unanticipated fluctuations in the Company’s operating results.

(d)	Interest rate risk:

The Company’s exposure to interest rate risk is as follows:

Cash and cash equivalents Marketable securities Convertible notes	Short-term fixed interest rate Short-term fixed interest rate Fixed interest rate
22.	Comparative figures:

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current year.

23.	Subsequent event:

On February 15, 2007, the Company adopted a deferred share unit (DSU) plan for certain designated employees (the Designated Employees Plan), as well as a DSU plan for members of the Board of Directors (the Board Plan). The Designated Employees Plan permits employees to elect to take all or any portion of their annual bonus in the form of DSUs rather than in cash, while the Board Plan permits members of the Board of Directors to elect to take all of their annual retainer and/or all of their meeting attendance fees as DSUs rather than in cash. The number of DSUs is determined by the 5-day volume weighted average trading price of the Company’s common shares, as provided for under the respective plans. The DSUs are redeemable only upon the participant’s retirement, death, resignation or termination.